Exhibit 99.1

Pyxis Tankers Announces Updates on Loan Agreements, Common Share Repurchase Program

& Chartering Activity

Maroussi, Greece – January 26, 2026 – Pyxis Tankers Inc. (NASDAQ Cap Mkts: PXS), (“we”, “our”, “us”, the “Company” or “Pyxis Tankers”), an international shipping company, announced today key loan, shareholder and chartering updates.

1.	On December 17, 2025, we closed the refinancings of the existing secured loans with Alpha Bank S.A. for the Eleventhone Corp. (the “Pyxis Lamda”) and the Seventhone Corp. (the “Pyxis Theta”) in amounts of $18.6 million and $14.75 million, respectively. Each of the amended loan agreements have a maturity in 5 years with quarterly principal repayments of $375,000 and $450,000, respectively. Both existing loans were refinanced at a reduced interest rate of Term SOFR plus a margin of 1.90%. After repayment of existing principal, the Alpha Bank refinancings generated an incremental $9.9 million in net proceeds which we expect to deploy for fleet expansion.

2.	On January 26, 2026, we completed amendments to the existing secured loans with Piraeus Bank S.A. for the Tenthone Corp. (the “Pyxis Karteria”), the Dryone Corp. (the “Konkar Ormi”) and the Drythree Corp. (the “Konkar Venture”) relating to outstanding principal borrowings of $42.1 million in the aggregate. The maturity of each loan was extended by six months, with an interest rate reduction to Term SOFR + 1.80%, representing a weighted average margin savings of 58 basis points in margin from the prior loan agreements. All other terms and conditions remain in full force and effect.

3.	As of January 23, 2026, we have acquired 115,873 shares under our authorized common share repurchase program of up to $3.0 million which commenced in December, 2025. We have spent approximately $0.3 million to acquire these PXS shares in the open market at an average price of $2.94 per share, exclusive of commissions. There is $2.7 million of authorization remaining under the program which expires in November, 2026. The common share repurchase program does not require the Company to purchase a specific number or amount of common shares, and may be suspended or re-instated at any time at the Company’s discretion and without notice. As of January 23, 2026, there were 10,368,990 common shares of the Company outstanding.

4.	As of January 26, 2026, 73% of available days in the first quarter of 2026 for our MR product tankers were booked at an average estimated daily time charter equivalent rate (“TCE”) of $23,100 per vessel. As of the same date, 27% of available days in the first quarter for our dry bulkers were booked at an average estimated daily TCE of $12,000.

Pyxis Tankers Fleet (as of January 26, 2026)

Vessel Name	Shipyard	Vessel type	Carrying Capacity (dwt)	Year Built	Type of charter	Charter(1) Rate ($ per day)	Anticipated Earliest Redelivery Date
Tanker fleet
Pyxis Lamda (2)	SPP / S. Korea	MR2	50,145	2017	Time	23,000	Sep 2026
Pyxis Theta	SPP / S. Korea	MR2	51,795	2013	Spot	n/a	n/a
Pyxis Karteria (3)	Hyundai / S. Korea	MR2	46,652	2013	Time	19,500	Aug 2026
			148,592
Dry-bulk fleet
Konkar Ormi	SKD / Japan	Ultramax	63,520	2016	Spot	n/a	n/a
Konkar Asteri (4)	JNYS / China	Kamsarmax	82,013	2015	Time	12,250	Feb 2026
Konkar Venture (5)	JNYS / China	Kamsarmax	82,099	2015	Time	15,000	Jan 2026
			227,632

1) These tables present gross rates in U.S.$ and do not reflect any commissions payable.

2) “Pyxis Lamda” is fixed on a time charter for 12 months -40/+60 days, at $23,000 per day.

3) “Pyxis Karteria” is fixed on a time charter for 12 months -30/+60 days, at $19,500 per day.

4) “Konkar Asteri” is fixed on a time charter for 55–65 days, at $12,250 per day.

5) “Konkar Venture” is fixed on a time charter for 11–16 days, at $15,000 per day.

Mr. Eddie Valentis, Chairman and Chief Executive Officer of the Company, commented:

“Our recent operating and financing activities have strengthened our financial position and enhanced our ability to pursue further growth. Our existing lenders have been highly supportive of our strategic plan to expand our fleet in a disciplined way. The recent loan refinancings have extended maturities, and our next loan maturity is not scheduled until September, 2028. Moreover, our cash position has increased by an incremental $10.0 million. These refinancings are also expected to result in a material reduction in interest expense as the overall weighted average interest margin above SOFR is now less than 2%. Currently, we have approximately $52.0 million in unrestricted cash, which combined with our hunting licensed loan commitment of up to $45.0 million, provides us the capital to potentially expand our fleet. At the same time, we will continue to repurchase our common shares in the open market under the remaining $2.7 million authorized program.

As reflected in our updated bookings for the first quarter of 2026, market conditions remain reasonably healthy for both the product tanker and dry bulk sectors, despite some seasonal softness. Geopolitical developments continue to influence industry conditions, effecting market sentiment and contributing to volatility. Accordingly, we will continue to manage employment -related risks by maintaining diversification across vessel classes, customers, cargoes and charter durations.”

About Pyxis Tankers Inc.

The Company currently owns a modern fleet of six mid-sized eco-vessels, which are engaged in the seaborne transportation of a broad range of refined petroleum products and dry bulk commodities, and consists of three MR product tankers, one Kamsarmax bulk carrier and controlling interests in two dry bulk joint ventures of a sister-ship Kamsarmax and an Ultramax. The Company is positioned to opportunistically expand and maximize its fleet of eco-efficient vessels due to significant capital resources, competitive cost structure, strong customer relationships and an experienced management team whose interests are aligned with those of its shareholders. For more information, visit: http://www.pyxistankers.com. The information on the Company’s website is not incorporated into and does not form a part of this release.

Forward Looking Statements

This press release includes forward-looking statements intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995 in order to encourage companies to provide prospective information about their business. These statements include statements about our plans, strategies, goals, financial performance, prospects or future events or performance and involve known and unknown risks that are difficult to predict. As a result, our actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements by the use of words such as “may,” “could,” “expects,” “seeks,” “predict,” “schedule,” “projects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “targets,” “continue,” “contemplate,” “possible,” “likely,” “might,” “will,” “should,” “would,” “potential,” and variations of these terms and similar expressions, or the negative of these terms or similar expressions. All statements that are not statements of either historical or current facts, including among other things, our expected financial performance, expectations or objectives regarding future and market charter rate expectations and, in particular, the effects of the war in the Ukraine and the conflicts in the Middle East and the Red Sea region, on our financial condition and operations as well as the nature of the product tanker and dry-bulk industries, in general, are forward-looking statements. Such forward-looking statements are necessarily based upon estimates and assumptions. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. The Company’s actual results may differ, possibly materially, from those anticipated in these forward-looking statements as a result of certain factors, including changes in the Company’s financial resources and operational capabilities and as a result of certain other factors listed from time to time in the Company’s filings with the U.S. Securities and Exchange Commission. The Company is reliant on certain independent and affiliated managers for its operations, including most recently an affiliated private company, Konkar Shipping Agencies, S.A., for the management of its dry-bulk vessels. For more information about risks and uncertainties associated with our business, please refer to our filings with the U.S. Securities and Exchange Commission, including, without limitation, under the caption “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2024. We caution you not to place undue reliance on any forward-looking statements, which are made as of the date of this press release. We undertake no obligation to update publicly any information in this press release, including forward-looking statements, to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements, except to the extent required by applicable laws.

Company

Pyxis Tankers Inc.

59 K. Karamanli Street

Maroussi, 15125 Greece

info@pyxistankers.com

Visit our website at https://www.pyxistankers.com

Company Contact

Henry Williams

Chief Financial Officer

Tel: +30 (210) 638 0200 / +1 (516) 455-0106

Email: hwilliams@pyxistankers.com